VRI BioMedical



03050329

11 April 2003



SEC MAIL PROCESSING
RECEIVED
APR 28 2003
WASH. D.C.
180
SECTION

Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: File Number 82-34683-VRIBY

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Please see attached provided pursuant to Section 12g3-2(b) – file number 82-34683.

Yours faithfully

for **John Frame**
Company Secretary

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales
UNSW Sydney 2052

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655

Newcastle Unit
Level 4, David Maddison Clinical
Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone: (61 2) 4923 6581

82-34683

VRI BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1900 999 279	Pages:	1
Phone:		Date:	4/04/2003
Re:		CC:	

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VRI BioMedical Limited has received the attached requisition from Australian Heritage Group Limited to replace 2 current Directors with its own nominees.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

To: The Company Secretary
VRI Biomedical Limited
Level 11, BGC Centre
28 The Esplanade
PERTH WA 6000

REQUISITION BY A MEMBER UNDER SECTION 249D OF THE CORPORATIONS ACT FOR VRI BIOMEDICAL LIMITED ABN 97 084 464 193 (THE "COMPANY") TO CALL AND HOLD A GENERAL MEETING

Australian Heritage Group Limited, being a member of the Company holding 8,333,333 fully paid ordinary shares, being 13.5% of the votes that may be cast at a general meeting of the Company, hereby requires the Company, in accordance with section 249D of the *Corporations Act*, to call and hold a general meeting of the members of the Company for the purpose of considering the following resolutions:

Resolutions 1 to 2:

1. *"That Leon Ivory be and is hereby removed as a director of the Company pursuant to section 203D of the Corporations Act."*
2. *"That Kenneth Peter Baxter be and is hereby removed as a director of the Company pursuant to section 203D of the Corporations Act."*

Resolutions 3 to 6:

3. *" That Peter French be and is hereby appointed a director of the Company."*
4. *"That Sally Anne Capp be and is hereby appointed a director of the Company."*
5. *"That Ronald John Rowland AM be and is hereby appointed a director of the Company."*
6. *"That James Peter Grant be and is hereby appointed a director of the Company."*

Dated this 4th day of April 2003

EXECUTED on behalf of **AUSTRALIAN HERITAGE GROUP LIMITED** in accordance with section 127(1) of the Corporations Act by:)

Director: [signature]
SALLY CAPP
Print Name

Secretary: [signature]
Greg MacMillan
Print Name

82-34683

VRI BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1900 999 279.	Pages:	1
Phone:		Date:	4/04/2003
Re:	RESIGNATION OF MR. KIM SLATYER	CC:	

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Mr Kim Slatyer has today resigned as a non-Executive Director of the Company effective immediately.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

82-34683

VRI BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1900 999 279	Pages:	1
Phone:		Date:	4/04/2003
Re:		CC:	

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VRI BioMedical wishes to inform that Dr. Peter French, CEO, has advised Australian Heritage Group that he has not consented, nor will he consent, to being nominated as a director of VRI BioMedical by Australian Heritage Group.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

82-34683


FAXED
3/4/03
10: 12 Am.

VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1900 999 279	Pages:	2
Phone:		Date:	3/04/2003
Re:	Section 249D	CC:	

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Subject:

VRI BioMedical Limited wishes to inform that Australian Heritage Group Limited has today withdrawn the Section 249D Requisition Notice lodged by them on the 20th March 2003.

To: The Company Secretary
VRI Biomedical Limited
Level 11, BGC Centre
28 The Esplanade
PERTH WA 6000

WITHDRAWAL OF REQUISITION BY A MEMBER UNDER SECTION 249D OF THE CORPORATIONS ACT

Australian Heritage Group Limited hereby withdraws the requisition of 20 March 2003 for VRI Biomedical Limited to call and hold a general meeting

Dated this 3rd day of April 2003

EXECUTED on behalf of **AUSTRALIAN HERITAGE GROUP LIMITED** in accordance with section 127(1) of the Corporations Act by:

Director

SALLY CAPP

Print Name

~~Director~~ / Secretary

Greg MacMillan

Print Name

82-34683

VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1900 999 279	Pages:	11.
Phone:		Date:	31/03/2003
Re:	VRI BioMedical Limited	CC:	

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Subject:

Appendix 3B Notice.

82-34683

VRI BioMedical

27th March 2003

Company Announcements Office
Australian Stock Exchange Limited

Facsimile: 1300 300 021

Dear Sir/Madam

Issue of shares to Placement Investors

We confirm that 333,333 fully paid ordinary VRI BioMedical Limited (**VRI**) shares (**Shares**) have been issued to Investors pursuant to the underwriting arrangements for VRI's recent Share Purchase Plan.

In order to comply with the secondary trading provisions of the Corporations Act 2001 (Cth) (**Act**), VRI advises that, in relation to the Shares, it relies on Class Order 02/1180 issued by the Australian Securities and Investments Commission, which grants relief from the secondary trading provisions, in that:

1 the Shares were issued by VRI to the Investors after 12 December 2002;

2 the Shares issued by VRI to the Investors come within the relief specified in Category 1 of Schedule C of the Class Order; and

3 VRI hereby gives notice to the Australian Stock Exchange that there is no information to be disclosed of the kind that would be required to be disclosed under subsection 713(5) of the Act if a prospectus were issued in reliance on section 713 in relation to an offer of the Shares.

Yours sincerely,

John Frame
COMPANY SECRETARY

Sydney Unit
Microbiology and Immunology
School of Biotechnology and
Biomolecular Science
University of New South Wales
UNSW Sydney 2052
Phone: (61 2) 9385 1593

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831
Australia
Phone: (61 8) 9321 3655
Fax: (61 8) 9321 3650

Newcastle Unit
Level 4, David Maddison Clinical Sciences Building
Cnr King and Watts Streets
Newcastle NSW 2300
Phone: (61 2) 4923 6581
Fax: (61 2) 4923 6205

\0232240197

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

VRI BioMedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	333,333
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares

+ See chapter 19 for defined terms.

82-34683

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.60 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued in terms of Share Purchase Plan announced on 3rd December 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28th March, 2003.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	61,849,637	VRI – Ordinary Fully Paid Shares
		23,373,768	VRIO – Options expiring 6/3/06 exercisable at 75 cents

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,900,000	VRIAK – Options expiring 23/11/06 exercisable at 75 cents
		300,000	VRIAM – Options expiring 13/6/07 exercisable at 75 cents
		980,000	VRIAO – Options expiring 13/10/05 exercisable at 50 cents
		300,000	VRIAS – Options expiring 22/8/07 exercisable at 75 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31st March, 2003.
(~~Director~~/Company secretary)

Print name: JOHN FRAME

82-34683

(87.)

Delivered by Hand
to Christine Panetta
ASX - 12:40pm.
24/3/03.



Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	By Hand	Pages:	6
Phone:		Date:	24/03/2003
Re:	VRI BioMedical – Shareholder Newsletter	CC:	

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82-34683

VRI BioMedical Newsletter

ISSUE No. 1
March 2003



Leon Ivory, Chairman



Dr Peter French, CEO

INSIDE

From the Chairman & CEO...

Dear Shareholder

It is with great pleasure that we write to you introducing the first of the new style VRI BioMedical newsletters. Our aim is to correspond with you quarterly to provide technological and commercial updates on VRI.

Recent months have, to say the least, been particularly turbulent for the world in general and especially for local and overseas share markets. Each of us has watched with apprehension the continuous downward pressure on markets, driven particularly by the uncertainty of war and its effect on the US, UK and Australian stock markets.

As you will read later in this newsletter your Company's Board and senior management has already identified areas of change necessary to ensure VRI's profitable future. It is therefore particularly unfortunate that a single shareholder has attempted to second guess your Company's plans and try to impose their vision of VRI at this time.

Fortunately even with this considerable uncertainty your Company has achieved a number of outstanding outcomes, the most notable of which is our recurrent revenue stream. This outstanding achievement is a feat few biotech companies achieve in their lifetime and to achieve it so quickly after listing and during such a difficult period is testimony to your Company's commitment to enhancing shareholder value.

Our ongoing relationship with Pharmanex has continued to bear fruit, with further country launches of our ProBioPCC™ probiotic product. Your Company is most excited by the recent launch of the product in Japan, one of the world's largest markets for probiotics and Pharmanex's single largest world market.

We thank each of you for your continued support and encourage you to read through our new look newsletter, which will provide further detail about many of the exciting issues occurring within your Company.

Yours sincerely

Leon Ivory
Executive Chairman

Peter French
Chief Executive Officer

Company Appointments

On 7 February, VRI announced the appointment of Dr Peter French as the company's new Chief Executive Officer, effective 3 March 2003.



Peter holds a BSc, an MSc and PhD in cell biology, as well as an MBA in Technology Management and has been an active research scientist for 26 years. He has published his research work in a range of peer-reviewed scientific journals, in addition to more than 60 other articles, conference presentations and book chapters in the scientific literature.

As indicated above, Peter has extensive background in medical research, especially in the areas of cell and molecular biology having been the Manager & Principal Scientific Officer of St Vincent's Hospital's Centre for Immunology in Sydney. This is coupled with proven commercial expertise in the biotechnology sector, as demonstrated by his achievement in founding and ultimately listing Cryosite Limited on the ASX in 2002 (ASX: CTE).

Peter is a Past President of the Australia and New Zealand Society for Cell and Developmental Biology, and is a member of the Australian Society for Biophysics and the International Society of Differentiation, of which he is a member of the Board. He has served on the Board of FASTS - the Federation of Australian Science and Technology Societies - representing the life sciences nationally, and is the author of FASTS' first Occasional Paper - "Biotechnology in Australia".

After accepting this new role, Peter indicated that his main priorities would be to focus VRI's resources on bringing product to market. "We have immediate opportunities to earn substantial revenue from our lead products – probiotics for relief of gastrointestinal disorders and diagnostics for *H. pylori* and associated gastric cancer. It is therefore essential that VRI maximises the value from its competitive advantages in these applications which have enormous global markets".

Peter is situated in Sydney reflecting both the importance of having a strong corporate presence available to the capital markets in Sydney and Melbourne and providing closer management of the Company's development and commercialisation efforts in Sydney and Newcastle.

Succession Planning & Transitional Structure

Your Directors and management are acutely aware of the need to plan ahead and in particular, to plan for the succession of skills to meet the rapidly changing requirements of the Company. As an organization grows and evolves through the various phases of its development, it is very important that proper forward plans are set to cope with the new demands growth inevitably exerts.

As we have informed you in the past, VRI has gone through significant change over the past year as it moved from a predominately research based organization to a product development Company. While the stresses this transition caused were significant, the strength of the combined skills brought to bear by the Board and management has permitted this transition to be achieved in record time and with minimal disruption.

Your Company's first CEO and Executive Chairman, Leon Ivory, recognised that as the Company grew the two roles would have to be separated. Your Board agreed to this change some time ago but believed that a transitional approach was prudent in a time of global uncertainty.

Thus, as part of a premeditated transitional succession plan, the Directors promoted Dr Peter French from his role as Chief Operating Officer to that of Chief Executive Officer, effective 3rd March 2003. The next transitional step is for Dr French to be invited to the Board once certain milestones have been achieved.

The plan was that during this transition period Leon Ivory would retain his role as Executive Chairman with specific focus on managing the transition, promoting the Company's on-going commercialisation initiatives, the US ADR programme as well as other capital market activities. The Board regard these as key tasks requiring particular focus. The Board was also mindful of a recent High Court judgement in which it was specifically stated that the Chairman has particular responsibilities over the other Directors, especially regarding finances and corporate governance.

With these governance issues in mind, it was deemed inappropriate for the Company Secretary to report to a non-board member. It was decided that during the transition, John Frame, Company Secretary and General Manager, Finance & Administration, would continue to report to the Chairman. In the capacity of Finance and Administration, John Frame will work closely with Dr. French to achieve the overall corporate objectives set by the Board.

The Chairman, the Board, Dr French and John Frame all agreed to these transitional arrangements. These changes should allay the concerns that may exist in the market place.

ProBioPCC™


ProBio

VRI recently announced that our unique probiotic product, "ProBio PCC™", has been launched into the Japanese market by the world's premier direct marketing organization, Pharmanex Inc. This follows the successful launch of ProBio PCC™ probiotic capsules in South Korea late last year.

The initial launch batch of ProBio PCC™ bottles for Japan was delivered by VRI earlier this year and an additional follow up order valued at A$400,000 is currently being manufactured for delivery shortly.

Japan is one of the world's largest probiotic markets, with probiotic dairy the leading sector in the functional foods market. FOSHU (foods for specific health use) registered probiotic dairy products were valued at US$823.3 million in 2000. This is particularly significant as the majority of probiotic products do not make claims and are not FOSHU-approved. The estimated market size for gut related foods in Japan for 2001 was US$2.3 billion.

The launch in Japan was followed rapidly by the news that Pharmanex had re-ordered product for its US and Korean markets, an event that Peter French described as showing that VRI has established a recurrent revenue stream and not just a one-off order.

ProBio PCC™ probiotic capsules are now sold in Japan, South Korea and the USA and your Company has already commenced production for the launch of the product in other Asian markets.

Production Department

The agreement to supply finished product to Pharmanex required your Company to learn and apply specialised skills in organisational activity, logistics and production planning in order to cause product to be manufactured under quality control conditions. Because of exceptional commitment and effective multi-tasking, the Company's staff was able to master the complexities of international contract manufacture and achieve the desired outcome of delivering finished product, both on time and within budget.

VRI is now a truly international company and will continue to be with its current and potential customer base predominately in the Northern Hemisphere. This will be further

reinforced by the ADR programme in the USA. To cope with this, your Company has to be able to operate in different locations with staff being mobile and capable of operating within this modern business reality.

The production of finished product is truly an international effort. The product is manufactured in the USA using Australian technology, with some material coming from Germany and distributed throughout the USA, South Korea, and Japan, with several other countries to launch shortly.

The skills developed by certain staff based in Perth and Sydney in such a short period of time, was nothing short of exceptional. These skills are and will continue to add tremendous value to your Company as its production capability is expanded from new product supply contracts currently being negotiated.

The Board would like to thank the "Pharmanex Project Team" for achieving the Company's first commercial outcome.

H. pylori & Gastric Cancer


VRI BioMedical
Diagnostics

As announced to the ASX a major study conducted in association with Royal Mary Hospital in Hong Kong has successfully validated the underlying technology of "Helirad Alert" and "OncoAlert™", your Company's unique diagnostic tests for *H. pylori* infection and prediction of gastric cancer. Helirad Alert is a test to determine the success or failure of eradication therapy for *H. pylori*, the stomach ulcer-causing organism, while the OncoAlert™ test is a diagnostic assay to predict the risk of developing associated gastric cancer.

Two-thirds of the world's population is infected with *H. pylori* and it is estimated to be the primary cause of 80% of peptic ulcers, 90% of duodenal ulcers, and over half the cases of gastric cancer. It is estimated that almost half a million new cases of gastric cancer are attributable to *H. pylori* annually. Currently over 800,000 people die from gastric cancer each year, with nearly half of these in China alone.

The results from the study showed that the assay was highly accurate in the detection of the infectious disease, and meets or surpasses industry standards for tests of this kind. This is a major milestone in the commercialisation of these high potential diagnostics.

At present, no non-invasive test exists which would allow for prediction and/or early diagnosis of gastric cancer caused by *H. pylori* infection or for early evaluation of the outcomes from eradication therapy.

The results from the Hong Kong study are additional strong validation that the Helirad Alert and OncoAlert™ assays are effective and reliable tests

Atheromastat


VRI BioMedical
Biopharmaceuticals

In February 2003 VRI received a clear International Preliminary Examination Report (IPER) for its 'Atheromastat' patent application, "Compositions and methods for diagnosis and treatment of cardiovascular disorders", covering the Company's technologies for the prediction and prevention/treatment of coronary heart disease (CHD).

This is a significant development for VRI as a clear IPER confirms that in the Examiner's opinion the claimed invention is novel and inventive and indicates that there is a very high likelihood of obtaining the grant of national patents.

The Atheromastat application covers claims for the use of probiotics to treat cardiovascular disorders including inflammatory diseases such as atherosclerosis. The application also includes claims to predict and/or detect the presence of cardiovascular disorders. The

application will now be lodged in the major national jurisdictions around the world.

CHD remains a problem of enormous size and cost and this clear report indicates that your Company can approach this vast market with the confidence of a strong IP position. Some examples of the magnitude of the problem:

- CHD is the most common cause of death in the western world.
- CHD was estimated to directly and indirectly cost the USA US$100 billion (A$170 billion) in 2001.
- IMS Health estimates that global retail pharmacy sales for cardiovascular drugs in 2002 totalled more than US$53 billion (approx. A$90 billion).

The Bulletin Article


Progastrim

In the February 25 edition of "The Bulletin" VRI's probiotic programme and in particularly our Progastrim® probiotic product was described in a two page article by Mark Abernethy entitled "Gut Reaction" (pp 66 & 67).

The article was particularly positive and VRI has received a wave of enquiries from readers seeking product. Some excerpts:

"The PCC-Progastrim development is part of a new gold rush in medical science called "probiotics" which in turn is part of the US$156 billion ($264bn) "nutraceuticals" business..."

"These trials take the company (VRI) a step further than Progastrim's current status, which is cleared by the Therapeutic Goods Administration as a prophylactic. If the trials come up positive, PCC will be on its way tobecoming a "pharma" grade substance able to carry the claim that it cures disease."

"What is surprising about the Progastrim story is not that it comes from Australia, but that it comes from what most of us would refer to as grime."

The article is also on the "e-bulletin" section on The Bulletin website (bulletin.ninemsn.com.au/bulletin).

Probiotics - Maintaining a Healthy Intestinal Balance Naturally

The digestive system holds your body's first line of defence against unwanted organisms inadvertently consumed with foods or drinks. An important component of this defence system is the normal bacterial flora found in the intestines.

Our bodies are colonised shortly after birth. Amongst these microbes are a variety of bacteria that take up almost permanent residence in our bodies and are known as indigenous bacteria or normal flora. These microbes provide a number of beneficial services, including aiding with digestion and enhancing the immune response.

Sometimes however potentially harmful microorganisms are successful in penetrating the body's defences and the balance is lost, resulting in infections or inappropriate responses. As we encounter challenges to our digestive system we can also severely disturb the balance of our normal flora, which can cause occasional gastrointestinal (GI) discomfort, bowel irregularity, diarrhoea, and other digestive problems.

Fortunately, a healthy balance of intestinal flora can be restored through the consumption of products that contain friendly live bacterial cultures commonly referred to as "probiotics". Probiotics (literally meaning "for life") are living microorganisms that exert health benefits when taken in sufficient numbers. Your Company's Progastrim® probiotic capsules can help maintain the normal intestinal balance naturally.

82-34683


FAXED
21/3/03
10.30 AM.


VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1900 999 279	Pages:	2
Phone:		Date:	21/03/2003
Re:	VRI BioMedical Limited	CC:	

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Subject: Continuous Disclosure

VRI BioMedical Demonstrates Recurrent Revenue Base

VRI BioMedical

21 March 2003

Company Announcements Office
Australian Stock Exchange

'VRI BioMedical Demonstrates Recurrent Revenue Base'

VRI BioMedical Limited (ASX: VRI) announced today that its global distribution partner, Pharmanex Inc, has placed re-orders for "ProBio PCC™" to fill demand in its US market. This follows reorders of the product for the other launch countries. ProBio PCC™ is one of VRI's unique probiotic products.

Commenting, VRI's Chief Executive Officer Dr Peter French said that this was a particularly important result validating the Company's commercialization progress and confirming that the initial launch order for ProBio PCC™ probiotic capsules was the start of a recurrent revenue stream. The Company believes this revenue base will be significantly enhanced with the recent launch of the product in Japan, one of the world's largest markets for probiotics and the largest market for its distribution partner.

ProBio PCC™ probiotic capsules are now sold in Japan, South Korea and the USA and VRI anticipates further launches in additional significant markets shortly. The Company has already commenced production for the launch of the product in other Asian markets.

VRI is a global leader in the field of probiotic research and product development, based on effective clinical programmes. VRI's first probiotic product was launched in the USA on 6 November 2002 and a similar product "Progastrim®" was recently Listed on the Australian Register of Therapeutic Goods. The Company has also developed a number of *in vitro* diagnostic tests for predicting a range of medical conditions based on immunological markers.

Additional information regarding ProBio PCC™ can be found on the website: www.pharmanex.com/products/probio.shtml.

For further information, please contact:
Dr Peter French, CEO, on 0412 457 595; or
John Frame, Company Secretary, on 08 9321 3655.

82-34683


FAXED
20/3/03

7:10 pm.


VRI
BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1900 999 279	Pages:	5
Phone:		Date:	20/03/2003
Re:	VRI BioMedical Limited	CC:	

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Subject: Continuous Disclosure

Requisition By a Member Under Section 249D For VRI BioMedical Limited to Hold a General Meeting

82-34683


VRI
BioMedical

20th March 2003

Company Announcements Office
Australian Stock Exchange

Dear Sir,

VRI BioMedical Limited (Company) advises that it received a requisition yesterday from Australian Heritage Group Limited (AHT), a member of the Company, to hold a general meeting for the purpose of considering resolutions to remove and appoint directors.

A copy of the Requisition Notice is attached.

The Company also attaches a letter from AHT which AHT has requested be circulated to the Company's shareholders pursuant to section 249P of the Corporations Act. This letter makes various statements with which the majority of the directors do not agree. The Board will be providing a comprehensive response, which will be announced to the market at the time of its circulation to shareholders.

The letter further attributes opinions from Dr Peter French, the Company's Chief Executive Officer. Dr French has informed the Board that the statement attributed to him that he has "welcomed our (AHT) support" should not be interpreted as providing support for the AHT requisition.

Yours faithfully

John Frame
Company Secretary

VRI BioMedical Limited
ACN084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St George's Terrace, Perth WA 6831
Phone: (618) 9321 3655 Fax: (618) 9321 3650

82-34683


AUSTRALIAN
HERITAGE
Group Limited

ABN 39 091 158 593

Level 22
Allendale Square
77 St Georges Terrace
Perth WA 6000

PO Box Z5152
St Georges Terrace
Perth WA 6831

Telephone: 61 8 9325 8888
Facsimile: 61 8 9325 8088
australianheritage.com.au

20 March 2003

Dear Shareholder

Requisition for Shareholders' Meeting

Australian Heritage Group Limited (**Australian Heritage**) was a founding shareholder of VRI BioMedical Limited (**VRI** and **Company**) and remains a substantial shareholder of VRI, currently owning approximately 13.5% of the Company. We believe that VRI has significant scientific assets and talent that should underpin and drive the success of the Company.

Unfortunately, we also believe that the Company's current board and reporting structure are detrimentally affecting the growth and success of the Company. We have lost confidence in the ability of the board to function efficiently and produce commercial outcomes for the Company and shareholders. We believe that the current board has had the opportunity to develop VRI's business and commercialise VRI's science but that they have not been able to achieve their stated objectives on an operational and structural level.

Over the past week we have tried to negotiate some commercial outcomes with the board that would have seen some new board members, some resignations from the board and a new reporting structure to empower and support the chief executive officer, Peter French, to drive the business. The board rejected our proposals and compromises and consequently we believe that the issues should be put to, and considered by, shareholders' of the Company.

Given the breakdown in communications and relationships with the current board following the failed negotiation process, we are now proposing that all directors resign and that shareholders elect a new board. We are proposing that shareholders elect Peter French to the board as Managing Director, re-elect Kim Slatyer, a founding shareholder and former director of the Company, and elect Sally Capp and John Moore, from Australian Heritage, to the board as Directors.

The proposed new board are committed to reviewing current structures, supporting the Managing Director, Peter French and the scientific team to reach commercial outcomes for the Company and improving the profile of VRI in the equity market. Kim Slatyer will continue to develop important relationships with possible equity partners, which he had been fostering on behalf of the Company until recently.

Peter French has welcomed our support and as stated above, under the leadership of a new board, the internal reporting structures will change such that Peter has the authority to effectively and efficiently operate the business under the guidance and accountability of the new board. For example, we propose that the chief financial officer and company secretary will be located in Sydney and report directly to Peter French, and will not remain located in Perth reporting to the Chairman, as is currently the case.

Sally Capp has extensive corporate, commercial and legal expertise and experience in the management of public companies. She practised law professionally for 10 years, and is a member of the ASX and the Australian Institute of Company Directors. Sally Capp plays an integral role in maximising the value of companies Australian Heritage invests in and actively participates in the management of those companies. Sally Capp assisted VRI in its formative stages and played a significant role in its listing on the ASX.

John Moore has had a distinguished career in politics; he was the Minister for Defence, the Minister for Industry, Science & Tourism and Vice President of the Executive Council. Prior to entering politics, John Moore was a stockbroker and member of the Brisbane Stock Exchange for 12 years and has served on the boards of many broking and banking related companies.

We will actively seek appropriate candidates to take on the role of non-executive chairman and an independent non-executive director with appropriate skills, experience and contacts to complement and lead the VRI board and Company.

We are committed to the success of VRI and believe that a new board and the proposed new internal structures will assist in significantly adding value to the Company with a focus on supporting the management and scientific team to commercialise the Company's products and drive the success of VRI.

As stated earlier, we are only taking this action after much consideration and detailed discussions and negotiations with the current board failed. We felt that we had no other option than to raise these issues for all shareholders to consider and determine what is in the best interests of the Company moving forward.

We welcome any queries or comments from our fellow shareholders and encourage you to contact Sally Capp on (08) 9325 8888 or scapp@australianheritage.com.au and to vote on the resolutions presented to shareholders.

Yours sincerely

Sally Capp

To: The Company Secretary
VRI Biomedical Limited
Level 11, BGC Centre
28 The Esplanade
PERTH WA 6000

REQUISITION BY A MEMBER UNDER SECTION 249D OF THE CORPORATIONS ACT FOR VRI BIOMEDICAL LIMITED ABN 97 084 464 193 (THE "COMPANY") TO CALL AND HOLD A GENERAL MEETING

Australian Heritage Group Limited, being a member of the Company holding 8,333,333 fully paid ordinary shares, being 13.5% of the votes that may be cast at a general meeting of the Company, hereby requires the Company, in accordance with section 249D of the *Corporations Act*, to call and hold a general meeting of the members of the Company for the purpose of considering the following resolutions:

Resolutions 1 to5:

1. *"That Leon Ivory be and is hereby removed as a director of the Company pursuant to section 203D of the Corporations Act."*
2. *"That Kenneth Peter Baxter be and is hereby removed as a director of the Company pursuant to section 203D of the Corporations Act."*
3. *"That John Francis Cade be and is hereby removed as a director of the Company pursuant to section 203D of the Corporations Act."*
4. *"That Glyn Michael Tonge be and is hereby removed as a director of the Company pursuant to section 203D of the Corporations Act."*
5. *"That Kim Robert Slatyer be and is hereby removed as a director of the Company pursuant to section 203D of the Corporations Act."*

Resolutions 6 to 9:

6. *"That Peter French be and is hereby appointed a director of the Company."*
7. *"That Kim Robert Slatyer be and is hereby appointed a director of the Company."*
8. *"That John Colinton Moore be and is hereby appointed a director of the Company."*
9. *"That Sally Anne Capp be and is hereby appointed a director of the Company."*

Dated this 20th day of March 2003

EXECUTED on behalf of)
AUSTRALIAN HERITAGE GROUP LIMITED)
in accordance with section 127(1) of the)
Corporations Act by:)

Director
SALLY CAPP
Print Name

~~Director~~ / Secretary
Greg Rex Miller
Print Name

VR I
BioMedical

18 March 2003

VRI BioMedical & Proteome Systems Collaborate To Target Fast Growing At-Home & Point-Of-Care Diagnostic Markets

VRI BioMedical Limited (ASX: VRI) announced today the finalisation of a Master Development Agreement with Proteome Systems Limited. The two companies will collaborate on the development and commercialisation of innovative point-of-care diagnostic products.

The world clinical diagnostics market is now in excess of US$20 billion in sales and growing at a medium term average of 5% per annum. The at-home test market in the USA has grown from US$750 million in 1992 to a projected US$2.82 billion in 2002 and is growing at an annual rate of 12%. Additionally the world Physicians' point of care (POC) market is approximately US$2 billion.

VRI has developed a range of in-vitro diagnostic tests, a number of which are suited to configuration as rapid diagnostic assays for use in a point-of-care setting. Proteome Systems has developed a proprietary diagnostic test platform that is fast, simple to use, reliable and quantitative, making it ideal for point-of-care applications.

As announced on 26 November 2002, the two companies, recognizing the natural synergies implicit in collaborating, completed a non-binding Heads of Agreement. The Master Development Agreement provides a binding collaborative framework by which the companies will develop the immune function test initially, and subsequent additional high value diagnostics.

VRI Chief Executive Officer Dr Peter French said that the completion of the binding development agreement with Proteome Systems was another significant achievement for VRI and would accelerate the commercialisation of the Company's diagnostic products.

For further information, please contact:
Dr Peter French, CEO, on 0412 457 595; or
Mark Rowbottam, General Manager Diagnostics, on 08 9321 3655.

82-34683

VRI
BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1900999279	Pages:	2
Phone:		Date:	17/03/2003
Re:	INDEPENDENT REVIEW REPORT	CC:	

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Enclosed Ernst & Young Independent Review Report for the 6 months ended 31 December 2002.

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

82-34683



■ Central Park
152 St Georges Terrace
Perth WA 6000
Australia

GPO Box M939
Perth WA 6843

■ Tel 61 8 9429 2222
Fax 61 8 9429 2436

INDEPENDENT REVIEW REPORT

To the members of VRI BioMedical Limited

Scope

We have reviewed the financial report of VRI BioMedical Limited in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, as set out on pages 1 to 20 and the Directors' Declaration for the half-year ended 31 December 2002, but excluding the compliance statement.

The financial report includes the consolidated financial statements of the consolidated entity comprising VRI BioMedical Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the half-year financial report, as defined in the scope section, of VRI BioMedical Limited is not in accordance with:

a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting", and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4B.

Ernst & Young

GH Meyerowitz
Partner
Perth

Date: 13 March 2003

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW)

82-34683


FAXED
14/3/03
2:30 PM.


VRI
BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE – COMPANY ANNOUNCEMENTS OFFICE	From:	JOHN FRAME
Fax:	1900999279	Pages:	26
Phone:		Date:	14/03/2003
Re:		CC:	

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Appendix 4b, Directors Report and Directors Declaration for Half Year Ended 31 December 2002

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

Rules 4.1, 4.3

Appendix 4B

Half yearly/~~preliminary final report~~

Introduced 30/6/2002.

Name of entity

VRI BIOMEDICAL LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/~~financial year~~ ended ('current period')
97 084 464 193	✔		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A

Revenues from ordinary activities *(item 1.1)*	up/~~down~~	460%	to	1,071,900
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up/~~down~~	21%	to	(2,555,522)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of			N/A
Net profit (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	21%	to	(2,555,522)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	Nil ¢	Nil ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	Nil ¢	Nil ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – $A	Previous corresponding period - $A
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	1,071,900	191,251
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(3,627,422)	(2,295,853)
1.3	Borrowing costs	0	0
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	0	0
1.5	**Profit (loss) from ordinary activities before tax**	**(2,555,522)**	**(2,104,602)**
1.6	Income tax on ordinary activities *(see note 4)*	0	0
1.7	**Profit (loss) from ordinary activities after tax**	**(2,555,522)**	**(2,104,602)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	0	0
1.9	**Net profit (loss)**	**(2,555,522)**	**(2,104,602)**
1.10	Net profit (loss) attributable to outside +equity interests	0	0
1.11	**Net profit (loss) for the period attributable to members**	**(2,555,522)**	**(2,104,602)**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	0	0
1.13	Net exchange differences recognised in equity	0	0
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	0	0
1.15	Initial adjustments from UIG transitional provisions	0	0
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	0	0
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**(2,555,522)**	**(2,104,602)**

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	(4.4c)	(3.6c)
1.19	Diluted EPS	(4.4c)	(3.6c)

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – $A	Previous corresponding period – $A
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	(2,555,522)	(2,104,602)
1.21	Less (plus) outside +equity interests	0	0
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	(2,555,523)	(2,104,602)

Revenue and expenses from ordinary activities

(see note 15)

		Current period – $A	Previous corresponding period – $A
1.23	Revenue from sales or services	885,002	0
1.24	Interest revenue	66,085	191,251
1.25	Other relevant revenue	120,813	0
1.26	Details of relevant expenses		
	-Research & Development Costs	(1,452,537)	(929,925)
	-Salaries and Employee Benefits	(385,864)	(444,997)
	-Rental Costs	(139,521)	(92,405)
	-Cost of Sales	(674,332)	0
	-Consultancy Fees	(182,992)	(239,935)
	-Market Development Expenses	(500,727)	(397,517)
	-Other	(264,050)	(153,653)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(27,400)	(37,421)
Capitalised outlays			
1.28	Interest costs capitalised in asset values	0	0
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	0	0

Consolidated retained profits

		Current period – $A	Previous corresponding period - $A
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(9,339,421)	(4,535,434)
1.31	Net profit (loss) attributable to members *(item 1.11)*	(2,555,522)	(2,104,602)
1.32	Net transfers from (to) reserves *(details if material)*	0	0
1.33	Net effect of changes in accounting policies	0	0

+ See chapter 19 for defined terms.

1.34	Dividends and other equity distributions paid or payable	0	0
1.35	**Retained profits (accumulated losses) at end of financial period**	(11,894,943)	(6,640,036)

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A (a)	Related tax $A (b)	Related outside +equity interests $A (c)	Amount (after tax) attributable to members $A (d)
2.1	Amortisation of goodwill	0	0	0	0
2.2	Amortisation of other intangibles	0	0	0	0
2.3	**Total amortisation of intangibles**	0	0	0	0
2.4	Extraordinary items (details)	0	0	0	0
2.5	**Total extraordinary items**	0	0	0	0

Comparison of half year profits

(Preliminary final report only)

		Current year - $A	Previous year - $A
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(2,555,522)	(2,104,602)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year		(2,699,385)

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period $A	As shown in last annual report $A	As in last half yearly report $A
	Current assets			
4.1	Cash	1,282,244	963,187	546,959
4.2	Receivables	1,399,735	3,704,053	6,618,308
4.3	Investments	0	0	0
4.4	Inventories	118,025	0	0
4.5	Tax assets	0	0	0
4.6	Other (provide details if material)	71,226	21,206	42,189
4.7	**Total current assets**	**2,871,230**	**4,688,446**	**7,207,456**
	Non-current assets			
4.8	Receivables	0	0	0
4.9	Investments (equity accounted)			
4.10	Other investments	0	0	0
4.11	Inventories	0	0	0
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	0	0	0
4.13	Development properties (+mining entities)	0	0	0
4.14	Other property, plant and equipment (net)	185,917	209,079	175,309
4.15	Intangibles (net)	0	0	2,400
4.16	Tax assets	0	0	0
4.17	Other (provide details if material)	0	0	0
4.18	**Total non-current assets**	**185,917**	**209,079**	**177,709**
4.19	**Total assets**	**3,057,147**	**4,897,525**	**7,385,165**
	Current liabilities			
4.20	Payables	772,296	561,426	376,260
4.21	Interest bearing liabilities	0	0	0
4.22	Tax liabilities	0	0	0
4.23	Provisions exc. tax liabilities	96,781	78,507	88,929
4.24	Other (provide details if material)	0	0	0
4.25	**Total current liabilities**	**869,077**	**639,933**	**465,189**
	Non-current liabilities			
4.26	Payables	0	0	0
4.27	Interest bearing liabilities	0	0	0
4.28	Tax liabilities	0	0	0
4.29	Provisions exc. tax liabilities	0	0	0
4.30	Other (provide details if material)	0	0	0
4.31	**Total non-current liabilities**	0	0	0

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**869,077**	**639,933**	**465,189**
4.33	Net assets	**2,188,070**	**4,257,592**	**6,919,976**
	Equity			
4.34	Capital/contributed equity	14,083,013	13,597,013	13,560,013
4.35	Reserves	0	0	0
4.36	Retained profits (accumulated losses)	(11,894,943)	(9,339,421)	(6,640,037)
4.37	**Equity attributable to members of the parent entity**	**2,188,070**	**4,257,592**	**6,919,976**
4.38	Outside +equity interests in controlled entities	0	0	0
4.39	**Total equity**	**2,188,070**	**4,257,592**	**6,919,976**
4.40	Preference capital included as part of 4.37	0	0	0

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A	Previous corresponding period - $A
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $	Previous corresponding period - $A
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		

+ See chapter 19 for defined terms.

6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Condensed consolidated statement of cash flows

		Current period $A	Previous corresponding period - $A
	Cash flows related to operating activities		
7.1	Receipts from customers	396,193	0
7.2	Payments to suppliers and employees	(1,921,432)	(1,369,891)
7.3	Dividends received from associates		
7.4	Other dividends received		
7.5	Interest and other items of similar nature received	77,102	230,420
7.6	Interest and other costs of finance paid		
7.7	Income taxes paid		
7.8	Other (provide details if material) Research and Development costs	(1,523,656)	(897,123)
7.9	**Net operating cash flows**	**(2,971,793)**	**(2,036,594)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(33,640)	(13,226)
7.11	Proceeds from sale of property, plant and equipment		
7.12	Payment for purchases of equity investments		
7.13	Proceeds from sale of equity investments		
7.14	Loans to other entities		
7.15	Loans repaid by other entities		
7.16	Other (provide details if material)		
7.17	**Net investing cash flows**	**(33,640)**	**(13,226)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	486,000	0
7.19	Proceeds from borrowings		
7.20	Repayment of borrowings		
7.21	Dividends paid		
7.22	Other (provide details if material)		
7.23	**Net financing cash flows**	**486,000**	**0**

+ See chapter 19 for defined terms.

7.24	**Net increase (decrease) in cash held**	**(2,519,433)**	**(2,049,820)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	4,574,899	9,120,422
7.26	Exchange rate adjustments to item 7.25.	0	0
7.27	**Cash at end of period** *(see Reconciliation of cash)*	2,055,466	7,070,602

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A	Previous corresponding period - $A
8.1	Cash on hand and at bank	1,282,244	546,959
8.2	Deposits at call		
8.3	Bank overdraft		
8.4	Other (provide details) – Bank Bills	773,222	6,523,643
8.5	**Total cash at end of period** *(item 7.27)*	**2,055,466**	**7,070,602**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(238%)	(1100%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(117%)	(30%)

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

The net loss of $2,555,522 (see 1.22) attributable to members for the half year ended 31 December, 2002 has been used in calculating earnings per security. All securities are classified as ordinary securities. The weighted average number of ordinary securities on issue during the period amounted 58,553,484.

NTA backing

(see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	0.04	0.12

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	

+ See chapter 19 for defined terms.

15.3 If it is a final dividend, has it been declared?
(Preliminary final report only)

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
15.8 +Ordinary securities	¢	¢
15.9 Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

	Current period $A'000	Previous corresponding period - $A'000
15.10 +Ordinary securities *(each class separately)*		
15.11 Preference +securities *(each class separately)*		
15.12 Other equity instruments *(each class separately)*		
15.13 Total		

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax		
16.2 Income tax on ordinary activities		
16.3 Profit (loss) from ordinary activities after tax		
16.4 Extraordinary items net of tax		
16.5 Net profit (loss)		
16.6 Adjustments		
16.7 Share of net profit (loss) of associates and joint venture entities		

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities				

+ See chapter 19 for defined terms.

17.2 Total				
17.3 Other material interests				
17.4 Total				

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-			
18.3	**+Ordinary securities**	59,326,333	59,326,333		Fully Paid
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks (c) Release from Escrow	810,000	810,000 38,855,097	60	Fully Paid
18.5	**+Convertible debt securities** *(description and conversion factor)*	-			
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-			

+ See chapter 19 for defined terms.

	Options over ordinary shares	23,373,768	23,373,768	**$0.75**	6/3/06
	Employee options over ordinary shares	980,000		**$0.50**	13/10/05
	Employee options over ordinary shares	1,900,000		**$0.75**	23/11/06
	Employee options over ordinary shares	300,000		**$0.75**	13/6/07
	Employee options over ordinary shares	300,000		**$0.75**	22/8/07
18.8	Issued during current period				
	Employee options over ordinary shares	300,000		$0.75	22/8/07
	Release from Escrow		15,218,042	$0.75	06/03/06
18.9	Exercised during current period				
18.10	Expired during current period				
	Employee options over ordinary shares	772,000		$0.50	13/10/05
	Employee options over ordinary shares	1,300,000		$0.75	23/11/06
18.11	**Debentures** *(description)*	-			
18.12	Changes during current period (a) Increases through issues				
	(b) Decreases through securities matured, converted				
18.13	**Unsecured notes** *(description)*	-			
18.14	Changes during current period				
	(a) Increases through issues				
	(b) Decreases through securities matured, converted				

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

The consolidated entity operates in the biotechnology business in Australia.

The principal development currently being undertaken is research to bring biomedical, diagnostic, therapeutical and vaccine products to market.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the

+ See chapter 19 for defined terms.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 The half-year financial report is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, the listing rules and applicable Accounting Standards including AASB 1029: "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Consensus Views).

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the economic entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial report of VRI BioMedical Limited as at 30 June 2002. It is recommended that the half-year report be considered together with any public announcements made by VRI BioMedical Limited and its controlled entities during the half-year ended 31 December 2002 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

The half yearly financial report has been prepared in accordance with the historical cost convention. For the purposes of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Nil

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Nil

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

+ See chapter 19 for defined terms.

-

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting.* Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

-

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

-

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

-

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties.	-
20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	-

+ See chapter 19 for defined terms.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows: N/A

Place	
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Nil

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

- ☐ The +accounts have been audited.
- ☑ The +accounts have been subject to review.
- ☐ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications ~~are attached~~/will follow immediately they are available* *(delete one)*. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

+ See chapter 19 for defined terms.

Sign here: .... Date: 13th March, 2003.
(Director/~~Company Secretary~~)

Print name: Leon Ivory

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking

+ See chapter 19 for defined terms.

institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting.* This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does

+ See chapter 19 for defined terms.

not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

+ See chapter 19 for defined terms.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

82-34683

VRI BioMedical

Facsimile

To:	Company Announcements Office	From:	John Frame
Fax:	1900 999 279	Pages:	2
Phone:		Date:	11/03/2003
Re:	VRI BioMedical Limited	CC:	

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Subject: Continuous Disclosure Announcement – VRI BioMedical Product Launched in Japan.



FAXED
11/3/03

11:20

82-34683

VRI BioMedical

11 March 2003

Company Announcements Office
Australian Stock Exchange

'VRI BioMedical Product Launched in Japan'

VRI BioMedical Limited (ASX: VRI) announced today that its unique probiotic product, "ProBio PCC™", has been launched into the Japanese market by the world's premier direct marketing organization, Pharmanex Inc. This follows the successful launch of ProBio PCC™ probiotic capsules in South Korea late last year. Reorders of product for South Korea have already been delivered.

The initial launch batch of ProBio PCC™ bottles for Japan was manufactured ready for delivery by VRI late last year and an additional follow up order valued at A$400,000 is currently being manufactured for delivery shortly.

Japan is one of the world's largest probiotic markets, with probiotic dairy the leading sector in the functional foods market. FOSHU (foods for specific health use) registered probiotic dairy products were valued at US$823.3 million in 2000. This is particularly significant as the majority of probiotic products do not make claims and are not FOSHU-approved. The estimated market size for gut related foods in Japan for 2001 was US$2.3 billion.

Japan is also VRI's distribution partner's largest single market place, accounting for nearly 60% of sales. The company has approximately 300,000 independent distributors in Japan. For the nine months to September 2002, the distributor's Japanese market grew by 8% in local currency.

ProBio PCC™ probiotic capsules are now sold in Japan, South Korea and the USA and VRI anticipates further launches in additional significant markets shortly. The Company has already commenced production for the launch of the product in other Asian markets.

VRI is a global leader in the field of probiotic research and product development, based on effective clinical programmes. VRI's first probiotic product was launched in the USA on 6 November 2002 and a similar product "Progastrim®" was recently Listed on the Australian Register of Therapeutic Goods. The Company has also developed a number of *in vitro* diagnostic tests for predicting a range of medical conditions based on immunological markers.

Additional information regarding ProBio PCC™ can be found on the website: www.pharmanex.com/products/probio.shtml.

For further information, please contact:
Dr Peter French, CEO, on 0412 457 595; or
John Frame, Company Secretary, on 08 9321 3655.

82-34683

VRI BioMedical

Facsimile

To:	AUSTRALIAN STOCK EXCHANGE COMPANY ANNOUNCEMENTS OFFICE	From:	Mark Rowbottam
Fax:	~~1300 300 021~~ 1800 999 279	Pages:	2 incl cover sheet
Phone:	(08) 9321 3655 / 0411 886 084	Date:	11/03/03
Re:		CC:	

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VRI BioMedical Targets the World's Biggest Market with New US Advisors

VRI BioMedical Ltd
ACN 084 464 193 ABN 97 084 464 193
Level 11, The BGC Centre
28 The Esplanade, Perth
Phone: (08) 9321 3655 Fax: (08) 9321 3650
www.vribiomedical.com

VRI
BioMedical

11 March 2003

'VRI BioMedical Targets the World's Biggest Market with New US Advisors'

VRI BioMedical Limited (ASX: VRI) today announced it had appointed New York based Global Markets Capital Corporation as US strategic and corporate advisors.

Global Market Capital Corporation (GMC) is an international, boutique investment bank based in New York that provides M&A and corporate advisory services to develop trading markets and locate institutional and high net worth investors for domestic and international companies. GMC provides corporate advisory services to non-US companies seeking to broaden their shareholder base with US investors and US funds. They negotiate joint ventures and strategic alliances, and can assist firms through the entire US listing process. Some notable recent GMC success stories were Australian weapons developer Metal Storm and Australian biotechnology company Peplin.

GMC will establish an American Depositary Receipt program for the Company and advise it in relation to a listing on NASDAQ. GMC analysts are completing a research report on VRI that will be distributed to prospective investors in New York ahead of a promotional "road show" by VRI in May this year.

According to Dr. Peter French, Chief Executive Officer of VRI BioMedical, "Global Markets Capital, being based in the US, will assist us in accessing the US capital markets. With our probiotic products for intestinal health being sold in the US dietary supplement market and internationally, a number of corporate opportunities are presenting themselves in the United States and Europe. With GMC's assistance, we will be in a stronger position to take advantage of those opportunities for our shareholders."

Mr. Mark Saunders, President of Global Markets Capital, said that VRI BioMedical was a recognized leader in developing scientifically validated probiotics for human health, and revenues from sales were beginning to flow. "Probiotics for human health is a very large market, especially in Asia and Europe and strongly emerging in the US. VRI BioMedical is well positioned to take advantage of that growing market." According to Mr. Saunders, "The Company has clearly moved from being a research and development biotech to a supplier of product. The US capital markets will clearly recognize the importance of this change of focus and the size and strength of the US market will greatly assist VRI BioMedical as it continues to increase its global sales."

For further information, please contact:
Dr Peter French, CEO, VRI BioMedical Ltd on 0412 457 595; or
Mark R. Saunders, President Global Markets Capital Corporation +1 212 808 9700